EXHIBIT 11

Statement re: Computation of Earnings Per Share
(In thousands, except Earnings per Share Adjusted for
the four for three stock split in the form of a stock
dividend that took place on August 24, 2001)

	Three Months Ended
	June 30, 2002	June 30, 2001
Net income	$230	$48
Average Shares Outstanding	3,009	2,240
Basic Earnings Per Share	$0.07	$0.02

Net income	$230	$49
Average Shares Outstanding before the effect of options	3,009	2,987
Effect of Options	20	—
Average Shares Outstanding including options	3,029	2,987
Diluted Earnings Per Share	$0.07	$0.02

	Six Months Ended
	June 30, 2002	June 30, 2001
Net income	$375	$200
Average Shares Outstanding	3,003	2,987
Basic Earnings Per Share	$0.12	$0.07

Net income	$375	$200
Average Shares Outstanding before the effect of options	3,003	2,992
Effect of Options	20	—
Average Shares Outstanding including options	3,023	2,992
Diluted Earnings Per Share	$0.12	$0.07